Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I’m a Director on the acquisitions team here at Masterworks.

Our latest offering is a painting by the artist Yayoi Kusama. In 2021, Kusama’s total auction turnover approached $180 million, ranking her 10th among all artists, and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 300 examples of Kusama’s work from around the world, many of which are priced in excess of $5 million.

The work we have selected to be offered on our platform is titled, “xIxnxfxixnxixtxyx xNxextxsx x(xQxExYxOxHxXx)x.” Executed in 2005, the painting is a vibrant, red example from the artist’s iconic “xIxnxfxixnxixtxyx xNxextxsx” series.

As of August 2022, red “net” examples from the 2000s have consistently achieved prices in excess of $1 million, including: “xIxnxfxixnxixtxyx xNxextxsx (BSGK)” (2015), which is larger than the Painting and sold for the equivalent of $2.5 million at Poly Auction in Hong Kong in July 2022, “xIxnxfxixnxixtxyx-xNxextxsx (KPEU)” (2016), which is also larger than the Painting and sold for the equivalent of $2.5 million at Seoul Auction in Seoul in August 2021 and finally, “xIxnxfxixnxixtxyx xNxextxsx” (2000), which is similar in size to the Painting and sold for the equivalent of $1.3 million at SBI Art Auction Co. in Tokyo in March 2022.

Between February 2005 and March 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 25.1%.